**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of Report: November 7, 2011 (Date of earliest event reported)**

**Commission File No.: 0-25969**

# RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **52-1166660** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**5900 Princess Garden Parkway,**
**7th Floor**
**Lanham, Maryland 20706**
(Address of principal executive offices)

**(301) 306-1111**
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 5.02.**    **Departure of directors or certain officers; Election of directors; Appointment of certain officers; Compensatory arrangements of certain officers.**

On November 7, 2011, the compensation committee of the Board of Directors of Radio One, Inc. (the "Company") approved the accelerated vesting of shares granted to certain "key" employees under the Company's previously announced 2009 long term incentive plan (the "2009 LTIP"). Awards made under the 2009 LTIP were in the form of restricted shares of Class D stock granted effective January 5, 2010. The first installment of 33.3% vested on June 5, 2010 and the second installment of 33.3% vested on June 5, 2011. The remaining installment of 33.3% which was previously scheduled to vest on June 5, 2012 will now vest on November 19, 2011.

A total of 981,665 restricted shares of Class D stock will vest on November 19, 2011. Of those shares, the remaining installments vesting for named executive officers are as follows: (i) Chief Executive Officer (333,333 shares); (ii) the Chairperson (100,000 shares); (iii) the Chief Financial Officer (75,000 shares); (iv) the Chief Administrative Officer (75,000 shares); and (v) the President of the Radio Division (43,333 shares). The balance of the shares have been allocated among certain other "key" employees under the 2009 LTIP.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**RADIO ONE, INC.**

/s/ Peter D. Thompson

November 14, 2011

Peter D. Thompson
Chief Financial Officer and
Principal Accounting Officer